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As filed with the Securities and Exchange Commission on October 11, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIPS Technologies, Inc.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE CLASS A COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

604567-10-7
(CUSIP Number of Class of Securities)

John E. Bourgoin
Chief Executive Officer and President
MIPS Technologies, Inc.
1225 Charleston Road
Mountain View, California 94043-1353
Telephone: (650) 567-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 Nancy H. Wojtas
Cooley Godward LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$	$

*
Calculated solely for purposes of determining the filing fee.
**
One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act, as amended.
/ /	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
	Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	Third-party tender offer subject to Rule 14d-1.
/x/	Issuer tender offer subject to Rule 13e-4.
/ /	Going-private transaction subject to Rule 13e-3.
/ /	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

CUSIP NO. 604567-10-7

SCHEDULE TO

    On October 11, 2001, John E. Bourgoin, the Chief Executive Officer and President of MIPS Technologies, Inc. (the "Company"), intends to make an announcement to the Company's employees in substantially the following form:

        A cornerstone of our company's success has been our ability to retain and motivate our employees. Accordingly, since many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock, we feel it is appropriate to offer an option exchange program similar to programs initiated by other companies. Under such a program all employees may elect at their discretion to cancel any combination of currently granted options with a commitment from MIPS to reissue shares at the fair market value at the date of reissue, which would be at least six months and one day after cancellation. Any option issued to an employee in the last six months must also be canceled if an employee participates in the program. The details of the option exchange program will be set forth in the coming weeks.

    The following slide will also be presented to the employees at the October 11, 2001 meeting:

Stock Option Cancel & Regrant

  •
  Overview:

  -
  All employees may elect at their discretion to:
  -
  a) Cancel any combination of currently granted options with the commitment from MIPS to reissue shares at the fair market value at date of reissue. Sole exception is that any option granted in last 6 months MUST be cancelled for participation.

  -
  b) Date of reissue is 6 months + 1 day after cancellation.

  -
  c) Price at point of reissue is fair market value.
  -
  Additional details of the program will be provided next week.

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SCHEDULE TO